UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-29085

(Check one)

[ X ]	Form 10-K and Form 10-KSB	[ ]	Form 11-K

[ ]	Form 20-F	[ ]	Form 10-Q and Form 10-QSB	Form N-SAR

     For period ended:                  December 31, 2002

[ ]	Transition Report on Form 10-K and Form 10-KSB

[ ]	Transition Report on Form 20-F

[ ]	Transition Report on Form 11-K

[ ]	Transition Report on Form 10-Q and Form 10-QSB

[ ]	Transition Report on Form N-SAR

     For the transition period ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	IMPSAT Fiber Networks, Inc.

Former Name if Applicable:	N/A

Address of principal executive office (Street and Number):	Elvira Rawson de Dellepiane 150 Piso 9, C1107BCA Buenos Aires Argentina

PART II
RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b) The subject annual report or semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

On March 25, 2003 (the “Effective Date”), IMPSAT Fiber Networks, Inc. (the “Company”) emerged from bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code. The Company requires additional time to complete its Annual Report on Form 10-K for 2002 (the “Form 10-K”) in order to properly and completely resolve how the restructuring transactions under the Company’s Plan of Reorganization Under Chapter 11 of the United States Bankruptcy Code dated October 23, 2002, as amended (the “Plan”) and other actions taken pursuant to the Chapter 11 process have impacted (a) its consolidated financial statements and related notes, including disclosures with respect to the “fresh-start” accounting principles proscribed by the American Institute of Certified Public Accountant’s Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” and (b) the related disclosures that are required to be made pursuant to the Form 10-K. In addition, as required by the Plan, on the Effective Date, all members of the Company’s Board of Directors resigned and new members were appointed. The new Board of Directors has not yet had an opportunity to meet formally with the Company’s management, appoint an audit committee, or review the information to be included in the Form 10-K. The Company will therefore need to delay the filing of the Form 10-K to provide the new Board of Directors sufficient time to do these things.

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PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Name: Héctor Alonso

Area code and telephone number: 011-5411-5170-0000

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

[ X ] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

The Company expects to report significant improvements in 2002 operating loss and net loss compared to 2001, despite a comparable decline in net revenues from services. The following estimates are based on the Company’s consolidated financial statements that have not been finalized. The Company’s consolidated net revenues from services for 2002 are expected to total $229.0 million, a decrease of $75.3 million (or 24.7%) compared to 2001. Operating loss for 2002 is expected to be approximately $49.1 million, compared to an operating loss of $491.0 million in 2001. For 2002, the Company expects that it incurred a net loss of $204.3 million, a decrease of $511.0 million (or 71.4%) compared to 2001.

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IMPSAT Fiber Networks, Inc.
(Name Of Registrant As Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2003

By:	/s/ Héctor Alonso Héctor Alonso Chief Financial Officer IMPSAT Fiber Networks, Inc.